

Penelope Nagel · 3rd

AgTech Co-Founder

San Diego County, California, United States ·
500+ connections · **Contact info**

 **Persistence Data Mining Ir**

San Diego State University
California State University

Featured

#soilsampling #soilscience #carbon
#nutrients #fertilizers #testinglab #soil #soilhealth...

SOILYT

**Measuring the Full Cycle on How Soilytics
Improves Yields and Reduces Costs**
Penelope Nagel on LinkedIn • 2 min read

👍 1 · 1 comment



**Soilytics: Replacing Chemistry with Physics in Sc
Nutrient Testing - CropLife**
CropLife

Hyperspectral technology allows for quick and eas
soil organic matter testing at a cost-effective rate.

Experience



COO

Persistence Data Mining Inc. · Self-employed

Jun 2014 – Present · 6 yrs 9 mos

La Jolla, CA

PDMI is setting the standard in Soil Health with the introduction of the SoilyticsTM solution, our hyperspectral soil nutrient mapping technology. Imaging allows us to take many more samples more quickly and efficiently. The importance of soil health is a global concern. It is important to essential services like food production, climate change, prevention of land degradation, water quality and the nutritional quality of our food.



Persistence Data Mining Slide Deck...

Vice President

FOF Services, Inc.

Dec 2013 – Jan 2018 · 4 yrs 2 mos

La Jolla, CA

Financial Services company operating in US and Mexico. SOFOM operations providing capital funding via AR and leasing options for businesses in Mexico.



Loss Mitigation Specialist

HSBC Asset Management

Jan 2002 – Mar 2010 · 8 yrs 3 mos

Education

San Diego State University-California State University

Bachelor's degree, Economics

University of Phoenix

Master of Business Administration (MBA)

Volunteer experience



Volunteer

Challenged Athletes Foundation

Apr 2013 – Present • 7 yrs 11 mos



Fundraising Volunteer

Project Mexico & St. Innocent Orphanage

Aug 2013 – Present • 7 yrs 7 mos

Poverty Alleviation



Director of Federal Legislation

CALIFORNIA WOMEN FOR AGRICULTURE

Jan 2019 – Present • 2 yrs 2 mos

Economic Empowerment

Working to secure our food resources

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